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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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The purpose of this amendment is to amend and supplement Items 3 and 9 in the
Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended, and to add additional Exhibits and to revise the Exhibit Index accordingly.



ITEM 3.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  Item 3(a) is hereby amended by adding the following at the end thereof:

                  NeighborCare, Inc. (the "Company") has entered into an employment agreement with Richard W. Hunt, effective June 29, 2004 (the "Effective Date"), pursuant to which Mr. Hunt will serve the Company as its Senior Vice President and Chief Financial Officer. The term of the agreement is one year, with automatic one-year extensions on each anniversary of the Effective Date to maintain such one-year term unless either party gives notice not to extend the termination date, or unless the agreement is terminated earlier by Mr. Hunt's death or disability, by the Company for "cause" (as defined in the agreement), or by Mr. Hunt for "good reason" (as defined in the agreement). The employment agreement provides that while Mr. Hunt is employed by the Company, his base salary may be increased but not decreased without his consent. The Company reviews his base salary annually. His base salary for the initial one-year term of the agreement is $250,000.

                  Subject to approval by the Board of Directors of the Company, Mr. Hunt is entitled to a grant of 50,000 restricted shares of Company common stock, of which 12,500 will vest 45 days after the grant date and the remaining amount will vest in equal installments on each of the first three anniversaries of the Effective Date, provided that Mr. Hunt remains employed by the Company on each such date. In the event that a "change of control" (as defined in the agreement) occurs on or prior to December 31, 2004, 30,000 of such shares of restricted stock will immediately vest (inclusive of, and not in addition to, the 12,500 shares scheduled to vest 45 days after the grant date). In the event that a change of control occurs after December 31, 2004, all of such shares of restricted stock will vest in full.

                  During his period of employment, Mr. Hunt is entitled to participate in the Company's employee benefit plans, and is entitled to receive the fringe benefits generally provided to other senior officers of the Company.

                  If Mr. Hunt is terminated by the Company without "cause" (as defined in his agreement) or if he terminates his employment due to a "good reason" constructive termination (as defined in his agreement), in either case following the first anniversary of the Effective Date, he will be entitled to
(i) continue his participation under the Company's employee benefit plans until the second anniversary of his date of termination, (ii) receive a severance payment equal to the sum of his average base salary for the two years preceding his date of termination (or his base salary for the year in which his termination occurs in the event that he has not been employed by the Company for two years) and his average annual incentive plan bonus for the two years preceding his date of termination (or his most recent annual incentive plan bonus in the event that he has not been employed by the Company for two years),
(iii) receive a pro rata annual incentive

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plan bonus for the portion of the year in which his date of termination occurs that precedes the date of termination and (iv) the immediate vesting in full of his outstanding stock options and restricted stock, and his stock options will remain exercisable for 90 days following his date of termination. If Mr. Hunt is terminated by the Company without cause or if he terminates his employment for good reason prior to the first anniversary of the effective date, he will be entitled to the payments and benefits described above, but he will not be entitled to the accelerated vesting of his outstanding stock options and restricted stock. In the event that, during the two year period following a change of control, Mr. Hunt is terminated by the Company without cause or if he terminates his employment for good reason, he will be entitled to the payments and benefits described above, but the payments described in clauses (ii) and
(iii) above will be multiplied by two.

                  If any excise tax is imposed under Section 4999 of the Internal Revenue Code, as amended ("Section 4999"), on payments received by Mr. Hunt as a result of a change of control of the Company, the Company will pay him an amount that, after applicable taxes, is equal to the amount of the excise tax.

                  Under his employment agreement, Mr. Hunt has agreed not to disclose any confidential information about the Company to others while employed by the Company or thereafter and not to engage in competition with the Company for two years following his termination of employment for any reason.

                  Item 3(a) is further amended by replacing the phrase "also effective as of June 18, 2004" with the phrase "effective as of June 22, 2004" in the paragraph relating to the amendments to the respective employment agreements of Messrs. Gaither and Kordash.



ITEM 9.            EXHIBITS.

Exhibit No.     Description
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(a)(16)         Employment Agreement between Richard W. Hunt and NeighborCare dated June 29, 2004.











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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                              NEIGHBORCARE, INC.

                                              By:   /s/ John F. Gaither, Jr.
                                                 ------------------------------
                                                   John F. Gaither, Jr.
                                                   Senior Vice President,
                                                   General Counsel and Secretary

                                              Dated: June 30, 2004








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                                INDEX OF EXHIBITS

Exhibit No.     Description
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(a)(16)         Employment Agreement between Richard W. Hunt and NeighborCare dated June 29, 2004.